CONSOLIDATED FINANCIAL STATEMENTS

For the years ended

December 31, 2025 and 2024

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management of Fortuna Mining Corp. (the “Company”) (“we”, “us” or “our”) have prepared the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) and the accompanying Management’s Discussion and Analysis (“MD&A”) and are responsible for their content. The financial information presented in the MD&A is consistent with the information that is contained in the consolidated financial statements. The consolidated financial statements include, where necessary, amounts based on our estimates and judgement.

In order to discharge our responsibility for the integrity of the financial statements, the Company maintains a system of Internal Control over Financial Reporting and Disclosure Controls and Procedures. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with our authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in the hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility.

The Board of Directors is responsible for overseeing the performance of our responsibilities for financial reporting and internal control over Financial Reporting and Disclosure Controls and Procedures. The Audit Committee, which is composed of independent directors, meets with us as well as the external auditors to ensure that we are properly fulfilling our financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, and the adequacy of the system of internal controls, and to review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the Company’s independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States).

/s / Jorge Ganoza Durant	/s / Luis Ganoza Durant
President and Chief Executive Officer	Chief Financial Officer

Vancouver, Canada

February 18, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Fortuna Mining Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Fortuna Mining Corp. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 18, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the recoverable amount of the Lindero cash-generating unit

As discussed in Note 8 to the consolidated financial statements, the carrying value of the Company’s mineral properties, plant, and equipment was $1,518,676 thousand as of December 31, 2025. As discussed in Note 32 to the consolidated financial statements, the Company determined that there was an indicator of impairment reversal at the Lindero cash-generating unit (CGU).  Specifically, the increase in the Company’s estimates of future metal prices was identified as an indicator of impairment reversal. The Company estimated the recoverable amount of the Lindero CGU based on its fair value less cost of disposal and determined that recoverable amount is greater than the carrying amount, therefore an impairment reversal of $52,745 thousand was recognized.

We identified the assessment of the recoverable amount of the Lindero CGU as a critical audit matter. A high degree of auditor judgment was required to evaluate the inputs used to estimate the recoverable amount. Assumptions used in the determination of the recoverable amount included long-term metal prices, the amounts of recoverable mineral reserves and mineral resources information that form the basis for the life of mine plan, production cost estimates, and the discount rate.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process to determine the recoverable amount of the Lindero CGU. This included controls over the Company’s development of the assumptions used to estimate the recoverable amount of the Lindero CGU. We assessed the competence, capabilities and objectivity of the Company’s personnel who determined the amounts of recoverable mineral reserves and mineral resources information that form the basis for the life of mine plan for the Lindero CGU. We compared the amounts of recoverable mineral reserves and mineral resources in the discounted cash flow model to the life of mine plan and to the recoverable mineral reserves and mineral resources information. We compared the Company’s life of mine plan and operating results to actual results to assess the accuracy of the Company’s forecasting process. We evaluated the Company’s recoverable mineral reserves and mineral resources information by analyzing changes from the prior year. We compared expected future production costs in the discounted cash flow model to the life of mine plan and to historical expenditures. We involved valuations professionals with specialized skills and knowledge, who assisted in (1) assessing the long-term metal prices by comparing to third party data; and (2) evaluating the discount rate by comparing it to an independently calculated range of discount rates using internal and external independent sources.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2017.

Vancouver, Canada

February 18, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Fortuna Mining Corp.

Opinion on Internal Control Over Financial Reporting

We have audited Fortuna Mining Corp.’s (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 18, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Controls and Procedures section of Management’s Discussion and Analysis under the heading 'Management’s Report on Internal Control Over Financial Reporting'. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

February 18, 2026

Fortuna Mining Corp.

Consolidated Statements of Income

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Years ended December 31,
	Note	2025 $	2024 (1) $
Sales	19	947,059	677,243
Cost of sales	20	480,161	443,882
Mine operating income		466,898	233,361

General and administration	21	97,740	68,087
Foreign exchange loss		7,784	7,557
Reversal of impairment of mineral properties, plant and equipment	32	(52,745)	–
Write-off of mineral properties	8	5,038	–
Other expenses	22, 25	690	1,570
		58,507	77,214

Operating income		408,391	156,147

Investment gains	5	3,364	9,716
Interest and finance costs, net	23	(12,278)	(24,129)
Gain on derivatives		698	–
		(8,216)	(14,413)

Income before income taxes		400,175	141,734

Income taxes	24
Current income tax expense		125,095	76,957
Deferred income tax recovery		(13,697)	(25,541)
		111,398	51,416
Net income from continuing operations		288,777	90,318

Net income from discontinued operations, net of tax	25	22,287	51,588
Net income		311,064	141,906

Net income from continuing operations attributable to:
Fortuna shareholders		269,714	84,493
Non-controlling interests	30	19,063	5,825
		288,777	90,318
Net income attributable to:
Fortuna shareholders		287,469	128,735
Non-controlling interests	30	23,595	13,171
		311,064	141,906

Earnings per share from continuing operations attributable to Fortuna shareholders	18
Basic		0.88	0.27
Diluted		0.85	0.27

Earnings per share attributable to Fortuna shareholders	18
Basic		0.94	0.42
Diluted		0.90	0.41

Weighted average number of common shares outstanding (000's)
Basic		306,862	308,885
Diluted		334,896	310,747

(1)	Comparative information has been restated to reflect the sale of certain subsidiaries as discontinued operations (Note 25).

The accompanying notes are an integral part of these financial statements.

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Fortuna Mining Corp.

Consolidated Statements of Comprehensive Income

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Years ended December 31,
	Note	2025 $	2024 $
Net income		311,064	141,906

Items that will remain permanently in other comprehensive income (loss):
Changes in fair value of investments in equity securities, net of $nil tax		531	123
Items that are or may subsequently be reclassified to profit or loss:
Currency translation adjustment, net of tax (1)		3,155	(475)
Reclassification of translation adjustments on disposal of subsidiaries, net of $nil tax	25	1,701	–
Total other comprehensive income (loss)		5,387	(352)
Comprehensive income		316,451	141,554

Comprehensive income attributable to:
Fortuna shareholders		292,856	128,383
Non-controlling interests	30	23,595	13,171
		316,451	141,554
(1)	For the year ended December 31, 2025, the currency translation adjustment is net of tax expense of $0.9 million (2024 - $0.9 million).

The accompanying notes are an integral part of these financial statements.

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Fortuna Mining Corp.

Consolidated Statements of Financial Position

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Balance at	Note	December 31, 2025 $	December 31, 2024 $
ASSETS
Current assets
Cash and cash equivalents		553,985	231,328
Trade and other receivables	5	74,361	99,984
Inventories	6	122,685	134,496
Other current assets	7	13,503	20,433
		764,534	486,241
Non-current assets
Mineral properties and property, plant and equipment	8	1,518,676	1,539,187
Other non-current assets	9	77,431	90,104
Total assets		2,360,641	2,115,532

LIABILITIES
Current liabilities
Trade and other payables	10	153,361	151,642
Income taxes payable	24	81,816	80,116
Current portion of lease obligations	12	21,199	19,761
Current portion of closure and reclamation provisions	15	–	4,510
		256,376	256,029
Non-current liabilities
Debt	13	134,410	126,031
Deferred tax liabilities	24	120,310	144,266
Closure and reclamation provisions	15	50,257	70,827
Lease obligations	12	55,687	48,216
Other non-current liabilities	14	8,283	4,090
Total liabilities		625,323	649,459

SHAREHOLDERS' EQUITY
Share capital	17	1,125,215	1,129,709
Reserves		63,694	57,772
Retained earnings		488,125	216,384
Equity attributable to Fortuna shareholders		1,677,034	1,403,865
Equity attributable to non-controlling interests	30	58,284	62,208
Total equity		1,735,318	1,466,073
Total liabilities and shareholders' equity		2,360,641	2,115,532

Contingencies and Capital Commitments (Note 31)

Subsequent Events (Notes 17 and 31)

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

The accompanying notes are an integral part of these financial statements.

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Fortuna Mining Corp.

Consolidated Statements of Cash Flows

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Years ended December 31,
	Note	2025 $	2024 $

OPERATING ACTIVITIES
Net income from continuing operations		288,777	90,318
Items not involving cash:
Depletion and depreciation		191,019	175,516
Accretion expense	23	7,827	5,921
Income taxes	24	111,398	51,416
Interest expense, net	23	4,677	17,561
Share-based payments, net of cash settlements		23,757	8,012
Reversal of impairment of mineral properties, plant and equipment	32	(52,745)	–
Inventory net realizable value adjustments	6	(16,651)	4,693
Write-off of mineral properties	8	5,038	–
Unrealized foreign exchange gains		(5,857)	(1,157)
Investment gains	5	(3,364)	(9,716)
Other		(1,596)	488
Changes in working capital	29	(15)	(57,035)
Cash provided by operating activities		552,265	286,017
Income taxes paid		(101,269)	(38,953)
Interest paid		(9,504)	(15,052)
Interest received		13,874	3,684
Net cash provided by operating activities - continuing operations		455,366	235,696
Net cash provided by operating activities - discontinued operations	25	11,984	129,981

INVESTING ACTIVITIES
Investments in equity securities	7	(6,110)	–
Additions to mineral properties and property, plant and equipment	8	(178,004)	(161,080)
Purchases of investments	5	(18,804)	(35,857)
Proceeds from sale of marketable securities and investment maturities	5	22,839	45,573
Receipts (deposits) on long-term assets		3,497	(1,769)
Other investing activities	25	14,768	(472)
Cash used in investing activities - continuing operations		(161,814)	(153,605)
Cash provided by (used in) investing activities - discontinued operations	25	71,680	(40,835)

FINANCING ACTIVITIES
Transaction costs on credit facility	13	(107)	(1,963)
Repayment of 2019 Convertible Debentures	13	–	(9,649)
Proceeds from credit facility	13	–	68,000
Repayment of credit facility	13	–	(233,000)
2024 Convertible Notes issued	13	–	172,500
Cost of financing - 2024 Convertible Notes	13	–	(6,488)
Repurchase of common shares	17	(10,267)	(34,128)
Payments of lease obligations	29	(24,374)	(15,773)
Dividend payment to non-controlling interests	30	(12,978)	–
Cash used in financing activities - continuing operations		(47,726)	(60,501)
Cash used in financing activities - discontinued operations	25	(12,879)	(5,634)

Effect of exchange rate changes on cash and cash equivalents		6,046	(1,922)
Increase in cash and cash equivalents during the year - continuing operations		251,872	19,668
Increase in cash and cash equivalents during the year - discontinued operations	25	70,785	83,512

Cash and cash equivalents, beginning of the year		231,328	128,148
Cash and cash equivalents, end of the year		553,985	231,328

Cash and cash equivalents consist of:
Cash		405,559	184,840
Cash equivalents		148,426	46,488
Cash and cash equivalents, end of the year		553,985	231,328

Segment totals for the discontinued operations are disclosed in Note 25.

Supplemental cash flow information (Note 29)

The accompanying notes are an integral part of these financial statements.

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Fortuna Mining Corp.

Consolidated Statements of Changes in Equity

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Share capital		Reserves
	Note	Number of common shares	Amount $	Share units reserve $	Equity component of convertible debt $	Other reserves $	Retained earnings $	Non-controlling interests $	Total equity $
Balance at January 1, 2025		306,928,189	1,129,709	26,701	37,050	(5,979)	216,384	62,208	1,466,073
Net income		–	–	–	–	–	287,469	23,595	311,064
Other comprehensive income		–	–	–	–	5,387	–	–	5,387
Total comprehensive income		–	–	–	–	5,387	287,469	23,595	316,451

Transactions with owners of the Company
Sale of Roxgold SANU S.A.	25	–	–	–	–	–	–	(10,250)	(10,250)
Dividend declared and paid to non-controlling interests	30	–	–	–	–	–	–	(24,539)	(24,539)
Repurchase of common shares	17	(2,116,207)	(7,788)	–	–	–	(8,458)	–	(16,246)
Shares issued on vesting of share units	16	948,697	3,294	(3,294)	–	–	–	–	–
Issuance of shares to non-controlling interests	30	–	–	–	–	–	(7,270)	7,270	–
Share-based payments	16	–	–	3,829	–	–	–	–	3,829
		(1,167,510)	(4,494)	535	–	–	(15,728)	(27,519)	(47,206)

Balance at December 31, 2025	17	305,760,679	1,125,215	27,236	37,050	(592)	488,125	58,284	1,735,318

Balance at January 1, 2024		306,587,630	1,125,376	26,144	4,825	(5,627)	87,649	49,754	1,288,121
Net income		–	–	–	–	–	128,735	13,171	141,906
Other comprehensive loss		–	–	–	–	(352)	–	–	(352)
Total comprehensive income		–	–	–	–	(352)	128,735	13,171	141,554

Transactions with owners of the Company
Conversion and repayment of debentures	13	7,184,000	35,383	–	(91)	–	–	–	35,292
Dividend declared and paid to non-controlling interests	30	–	–	–	–	–	–	(717)	(717)
Repurchase of common shares	17	(7,433,015)	(34,128)	–	–	–	–	–	(34,128)
Shares issued on vesting of share units	16	589,574	3,078	(3,078)	–	–	–	–	–
Share-based payments	16	–	–	3,635	–	–	–	–	3,635
Equity portion of convertible notes, net of tax	13	–	–	–	32,316	–	–	–	32,316
		340,559	4,333	557	32,225	–	–	(717)	36,398

Balance at December 31, 2024		306,928,189	1,129,709	26,701	37,050	(5,979)	216,384	62,208	1,466,073

The accompanying notes are an integral part of these financial statements.

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Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

1.   NATURE OF OPERATIONS

Fortuna Mining Corp. (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Argentina, Côte d’Ivoire, Mexico, Peru and Senegal. The Company operates the open pit Lindero gold mine (“Lindero”) in northern Argentina, the open pit Séguéla gold mine (“Séguéla”) in southwestern Côte d’Ivoire, and the underground Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru, and is developing the Diamba Sud gold project in Senegal. On April 11, 2025, the Company completed the sale of its 100% interest in Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”), which owns the San Jose silver and gold mine in southern Mexico (“San Jose”) (see Note 25). On May 12, 2025, the Company completed the sale of all of its interest in Roxgold SANU S.A. (“Sanu”), which owns and operates the underground and open pit Yaramoko gold mine in southwestern Burkina Faso (“Yaramoko”), and 100% of three other Burkina Faso subsidiaries (collectively with Sanu, the “Sanu Entities”) (see Note 25).

The Company’s common shares are listed on the New York Stock Exchange (the “NYSE”) under the trading symbol FSM and on the Toronto Stock Exchange (the “TSX”) under the trading symbol FVI.

The Company’s registered and head offices are located at Suite 820, 1111 Melville Street, Vancouver, British Columbia, V6E 3V6, Canada.

2.   BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements (“financial statements”) have been prepared by management of the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

On February 18, 2026, the Company's Board of Directors approved these financial statements for issuance.

Basis of Measurement

These financial statements have been prepared on a going concern basis under the historical cost basis, except for those assets and liabilities that are measured at fair value at the end of each reporting period, as disclosed in Note 27.

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Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

3.   MATERIAL ACCOUNTING POLICIES

The Company has consistently applied the following accounting policies to all periods presented in these financial statements.

(a)    Basis of Consolidation

These financial statements include the accounts of the Company. All significant intercompany transactions, balances, revenues, and expenses have been eliminated upon consolidation.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee, and had the ability to affect those returns through its power over the investee. Discontinued operations are presented in the consolidated statements of income and consolidated statements of cash flows separately.

The Company is the ultimate parent entity of the group. At December 31, 2025 the principal subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

Name	Location	Ownership	Principal activity
Minera Bateas S.A.C. ("Bateas")	Peru	100%	Caylloma mine
Mansfield Minera S.A. ("Mansfield")	Argentina	100%	Lindero mine
Boya S.A. (“Boya”)	Senegal	100%	Diamba Sud project
Roxgold SANGO S.A. (“Sango”)	Côte d’Ivoire	90%	Séguéla mine

(b)    Non-Controlling Interests

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Their share of net income and other comprehensive income is recognized directly in equity even if the results of the non-controlling interests have a deficit balance.

The Company recognizes transactions with non-controlling interests as transactions with equity shareholders. Changes in the Company’s ownership interest in subsidiaries that do not result in loss of control are accounted for as equity transactions.

(c)    Consolidation, Functional and Presentation Currency

These financial statements are presented in United States Dollars (“$” or “US$” or “US dollars”), which is the functional currency of the Company. References to C$ are to Canadian dollars. All amounts in these financial statements have been rounded to the nearest thousand US dollars, unless otherwise stated.

During the year ended December 31, 2025, the functional currency of some of the Company's corporate, holding, and exploration subsidiaries changed to the US dollar. This change was applied prospectively. Consequently, as at December 31, 2025, the functional currency of all the Company's subsidiaries is the US dollar.

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Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(d)    Inventories

Inventories include mineral concentrates, doré, ore on the leach pad, gold in-circuit, and stockpiled ore, which are valued at the lower of average production cost and estimated net realizable value. Production costs allocated to metal inventories include direct mining costs, direct labour costs, direct material costs, mine site overhead, depletion and amortization. Stockpiled ore that is not expected to be processed within the next twelve months is classified as non-current. Supplies inventories are measured at the lower of average cost, which includes all costs of purchase and other costs in bringing these inventories to their existing location and condition, and net realizable value. Net realizable value is based on the replacement costs of the specific item of inventory.

In the heap leaching process, ore is stacked on the leach pad and treated with a chemical solution that dissolves the gold contained within the ore. The resulting pregnant solution is further processed in a plant where the gold is recovered. The cost of leach pad inventory is based on cost of mining, crushing, and leaching, including applicable depletion and amortization, and is removed as ounces of gold are recovered at the weighted average cost per recoverable ounce of gold on the leach pad. Estimates of recoverable gold in the leach pad are calculated based on the quantities of ore placed on the leach pad (measured tonnes added to the leach pad), the estimated grade of ore placed on the leach pad (based on assay data), and an estimated recovery percentage (based on estimated recovery assumptions from metallurgical testing). The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, estimates are refined based on actual results and engineering studies over a period of time. The final recovery of gold from leach pad will not be known until the leaching process is concluded at the end of the mine life.

If the carrying value exceeds the net realizable amount, a write-down is recognized. The write-down may be reversed in a subsequent period if the circumstances which caused the write-down no longer exist, to the extent that the related inventory has not been sold. Net realizable value is calculated as the estimated price at the time of sale based on prevailing metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell.

(e)    Exploration and Evaluation Assets

Exploration expenditures on properties for which the Company does not have title or rights to are expensed when incurred. Significant payments related to the acquisition of land and mineral rights and the costs to conduct a preliminary evaluation to determine that the property has potential to develop an economic ore body are capitalized as incurred. The time between initial acquisition and a full evaluation of a property’s potential is dependent on many factors including, but not limited to, location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices.

The Company capitalizes the cost of acquiring, maintaining its interest, and exploring mineral properties as exploration and evaluation assets until such time as the properties are placed into development, abandoned, sold, or considered to be impaired in value.

If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties. The Company uses the following criteria in its assessment:

●	the property has mineral reserves as referred to in Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and
●	when legal, permitting, and social matters have been resolved sufficiently to allow mining of the ore body.

Page | 8

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Exploration and evaluation assets are tested for impairment when an indicator of impairment is identified and upon reclassification to mining properties.

If no mineable ore body is discovered, all previously capitalized costs are expensed in the period in which it is determined the property has no economic value.

(f)    Mineral Properties, and Property, Plant and Equipment

i.    Mineral Properties and Development Costs

For operating mines, all mineral property expenditures are capitalized and amortized based on a unit-of-production method considering the expected production to be obtained over the life of the mineral property. The expected production includes proven and probable reserves, and for the Caylloma mine the portion of inferred resources expected to be extracted economically as part of the production cost.

Capitalized costs of producing properties are amortized on a unit-of-production basis over proven and probable reserves and the portion of inferred resources where it is considered highly probable that those resources are expected to be extracted economically.

The expected production to be obtained over the life of the mineral property is based on the Company’s life-of-mine production plans which for Caylloma include a portion of inferred resources, and therefore differs from the life-of-mine plans the Company publishes as part of its NI 43-101 compliant technical reports which are based on reserves only. The decision to use inferred resources, and the portion of inferred resources to be included varies for each operation and is based on the geological characteristics of the ore body, the quality and predictability of inferred resources, and the conversion of inferred resources into measured and indicated (“M&I”) that the Company has historically achieved in the past.

As part of the process to include inferred resources into the Company’s underground life-of-mine production plans, the Company applies an economic cut-off to identify only the material that can be considered profitable to mine within the Company’s mine designs, and at this time the Company applies a conversion or “risk” factor to the mining blocks comprised of inferred resources that the Company includes in such mine production plans. This conversion factor is based on the predictability of conversion derived from statistical estimates of confidence as described above and the support from historic conversion rates of inferred resources into M&I at each of the Company’s mines. The conversion factors used in the Company’s 2025 life-of-mine plans was 90% (2024: 90%) at Caylloma.

The percentage of inferred resources included as a component of the total mineable inventory (reserve and resource) considered in the 2025 underground life-of-mine evaluation as of December 31, 2025, was 49% (2024: 42%) at Caylloma.

The Company reviews the conversion factors including past experience in assessing the future expected conversion of inferred resources to be used in the life-of-mine plans for inclusion of inferred resources once a year in light of new geologic information and conversion data and when events or circumstances indicate that a review should be made. The Company continually monitors expected conversion and any changes in estimates that arise from this review are accounted for prospectively.

Page | 9

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

ii.    Property, Plant and Equipment

Property, plant and equipment are recorded at cost, net of accumulated depreciation and impairments. Costs directly related to construction projects are capitalized to work in progress until the asset is available for use in the manner intended by management. Assets, other than capital works in progress, are depreciated to their residual values over their estimated useful lives as follows:

Land and buildings
Land	Not depreciated
Mineral properties	Life of mine	Units of production
Buildings, located at the mine	Life of mine	Units of production
Buildings, others (1)	6-10 years	Straight line
Leasehold improvements (1)	4-8 years	Straight line
Plant and equipment
Processing plant	Life of mine	Units of production
Machinery and equipment (1)	3-12 years	Straight line
Furniture and other equipment (1)	2-12 years	Straight line
Transport units	4-5 years	Straight line
Capital work in progress	Not depreciated

(1)	The lesser of useful life or life of mine.

Equipment under finance lease is initially recorded at the present value of minimum lease payments at the inception of the lease and depreciated over the shorter of the lease term or useful life.

Spare parts and components included in machinery and equipment are depreciated over the shorter of the useful life of the component or the related machinery and equipment.

Borrowing costs attributed to the construction of qualifying assets are capitalized to mineral properties, plant and equipment, and are included in the carrying amounts of related assets until the asset is available for use in the manner intended by management.

On an annual basis, the depreciation method, useful economic life, and residual value of each component asset is reviewed with any changes recognized prospectively over its remaining useful economic life.

iii.   Stripping cost

Pre-production stripping costs are generally capitalized and amortized over the production life of the mine using the unit-of-production method.

Stripping costs incurred during the production stage are incurred in order to produce inventory or to improve access to ore which will be mined in the future. Where the costs are incurred to produce inventory, the production stripping costs are accounted for as a cost of producing those inventories. Where the costs are incurred to improve access to ore which will be mined in the future, the costs are deferred and capitalized to the statement of financial position as a stripping activity asset (included in mineral properties) if the following criteria are met:

●	improved access to the ore body is probable;
●	the component of the ore body can be accurately identified; and
●	the costs relating to the stripping activity associated with the component can be reliably measured.

If these criteria are not met, the costs are expensed in the period in which they are incurred.

Page | 10

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The stripping activity asset is subsequently depleted using the units-of-production depletion method over the life of the identified component of the ore body to which access has been improved as a result of the stripping activity.

(g)    Asset Impairment

At the end of each reporting period, the Company assesses for impairment indicators and if there are such indicators, then the Company performs a test of impairment.

For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows or cash generating units. These are typically individual mines or development projects. Brownfields exploration projects, located close to existing mine infrastructure, are assessed for impairment as part of the associated mine cash generating unit (“CGU”).

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost of disposal (“FVLCD”) and value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. FVLCD is the amount obtainable from the sale of the asset in an arm’s length transaction between knowledgeable, willing parties, less costs of disposal. When a binding sale agreement is not available, the FVLCD is estimated using a discounted cash flow approach with inputs and assumptions consistent with those expected to be used by a market participant.

An assessment is made at each reporting date to determine if a previously recognized impairment should be reversed. An impairment is only reversed if there is a change in the assumptions previously used to determine the recoverable value of the cash-generating unit since the last impairment loss was recognized. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of recoverable amount but not beyond the carrying amount, net of depreciation and amortization, that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized into profit or loss immediately.

(h)    Borrowing Costs

Interest and other financing costs incurred that are attributable to acquiring and developing exploration and development stage mining properties and constructing new facilities (“qualifying assets”), are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are capable of operating in the manner intended by management.

The capitalization of borrowing costs incurred commences on the date when the following three conditions are met:

●	expenditures for the qualifying asset are being incurred;
●	borrowing costs are being incurred; and
●	activities that are necessary to prepare the qualifying asset for its intended use are being undertaken.

Borrowing costs incurred after the qualifying assets are substantially complete are expensed.

Transaction costs, related to a recognized debt liability, including legal, upfront commitment fees and other costs of issuance, are deferred and presented as a direct reduction from the carrying amount of that debt liability and are amortized over the term of the relevant loan using either the effective interest rate or the straight-line method.

Page | 11

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Transaction costs that are not attributable to a specific debt liability or where the transaction costs exceed the carrying value of the related debt liability (primarily undrawn credit facilities) are deferred and presented as other non-current assets in the Company's statements of financial position. Amortization of transaction costs is included in interest and finance costs, net in the Company’s statements of income.

All other borrowing costs are expensed in the period in which they are incurred.

(i)    Income Taxes

Income tax expense consists of current and deferred tax expense.

Current tax expense is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at period end adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to unused tax loss carry forwards, unused tax credits, and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis (“temporary differences”). Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized, or the liability is settled.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

The following temporary differences do not result in deferred tax assets or liabilities:

●	the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable income, and at the time of the transaction does not give rise to equal taxable and deductible temporary differences;
●	goodwill; and
●	investments in subsidiaries, associates and jointly controlled entities where the timing of reversal of the temporary differences can be controlled and reversal in the foreseeable future is not probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities, and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(j)   Closure and Reclamation Provisions

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operation are initially recognized and recorded as a liability based on estimated future cash flows discounted at the risk-free rate.

The closure and reclamation provision (“CRP”) is adjusted at each reporting period for changes to the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the risk-free discount rate.

The liability is accreted to full value over time through periodic charges to profit or loss.

Page | 12

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The amount of the CRP initially recognized is capitalized as part of the related asset’s carrying value and amortized to profit or loss. The method of amortization follows that of the underlying asset. Revisions in estimates or new disturbances result in an adjustment to the CRP with an offsetting adjustment to the asset. For a closed site or where the asset which generated a CRP no longer exists, there is no longer a future benefit related to the costs and as such, the amounts are expensed.

Due to uncertainties inherent in environmental remediation, the ultimate cost of future site closure and reclamation could differ from the amounts provided. The estimate of future site closure and reclamation costs is subject to change based on amendments to laws and regulations, changes in technologies, price increases and changes in interest rates, and as new information concerning the Company’s closure and reclamation obligations becomes available. Such changes are reflected prospectively in the determination of the provision.

(k)    Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the costs of equity-settled share-based payment arrangements are recorded based on the estimated fair value at the grant date and charged to profit or loss over the vesting period. Where awards are forfeited because non-market based vesting conditions were not satisfied, the expense previously recognized is reversed in the period the forfeiture occurs.

Share-based payment expenses relating to cash-settled awards, including deferred share units, restricted share units, and performance share units, are accrued and expensed over the vesting period based on the quoted market value of the Company’s common shares. As these awards will be settled in cash, the expense and liability are adjusted at each reporting period for any changes in the underlying share price.

i.   Deferred Share Unit Plan

Deferred share units (“DSUs”) are typically granted to non-executive directors of the Company. They are payable in cash upon resignation, retirement, removal, failure to achieve re-election, or upon a change of control of the Company. The DSU compensation liability is accounted for based on the number of DSUs outstanding and the quoted market value of the Company’s common shares at the reporting date. The year-over-year change in the DSU compensation liability is recognized in profit or loss.

ii.  Share Unit Plans

The Company’s share unit plan covers all restricted share units (“RSUs”) and performance share units (“PSUs”) granted by the Company.

Restricted Share Units

The Company’s RSUs are settled in either cash or equity, as determined by the Company’s Board of Directors at the grant date and typically vest over three years.

For cash-settled RSUs, the share-based payment expense is adjusted at each reporting period to reflect any change in the quoted market price of the Company’s common shares and the vesting of each RSU grant, with a corresponding amount recorded in trade and other payables, and other non-current liabilities on the Company’s statements of financial position.

Page | 13

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Performance Share Units

The Company’s PSUs are performance-based awards for the achievement of specified performance metrics by specified deadlines and are settled in either cash or equity, as determined by the Company’s Board of Directors at the grant date and typically vest over three years.

For equity-settled PSUs, the fair value is determined based on the quoted market price of the Company’s common shares at the date of grant and the number of PSUs expected to vest based on the performance factors. The fair value is recognized as a share-based payment expense over the vesting period with a corresponding amount recorded in equity reserves.

(l)    Financial Instruments

Financial assets are measured as either: amortized cost; fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated, and instead the hybrid financial instrument is assessed for classification.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive loss (“OCI”). This election is made on an investment-by-investment basis. Certain intercompany loans are, in substance, equity investments. Repayments of these intercompany loans are not considered partial disposals of a net equity investment. Consequently, no amounts are reclassified from OCI to profit or loss upon repayment. All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL.

Components of compound financial instruments are separately classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. The financial liability is initially recognized at fair value, net of an allocation of issuance costs, and is subsequently measured at amortized cost. The equity component is initially measured based on the residual amount, net of an allocation of issuance costs, and is not subsequently remeasured.

Page | 14

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, or cancellation of the Company’s own equity instruments. No gain or loss is recognized on the issue of the Company’s own equity instruments, unless the equity is issued to settle a liability.

Financial Liabilities at Amortized Cost

Financial liabilities are measured at amortized cost using the effective interest method, unless they are required to be measured at fair value through profit or loss, or the Company has opted to measure them at FVTPL. Debt, accounts payable and accrued liabilities are recognized initially at fair value, net of any transaction costs incurred, and subsequently at amortized cost using the effective interest method.

The following accounting policies apply to the subsequent measurement of financial assets:

●	Financial assets at FVTPL – These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss;
●	Financial assets at amortized cost – These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses, and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss; and
●	Equity investments at FVOCI – These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in OCI and are never reclassified to profit or loss.

(m)    Revenue Recognition

The Company earns revenue from contracts with customers related to its concentrate and doré sales. Revenue from contracts with customers is recognized when a customer obtains control of the concentrate or the doré and the Company satisfies its performance obligation. The Company considers the terms of the contract in determining the transaction price, which is the amount the Company expects to be entitled to in exchange for the transferring of the concentrates. The transaction price of a contract is allocated to each performance obligation based on its stand-alone selling price.

The Company satisfies its performance obligations for concentrate sales in accordance with specified contract terms. This generally occurs upon delivery to the customer at a specified warehouse or upon loading the concentrate onto a vessel. The Company typically receives payment within one to four weeks of delivery.

Revenue from concentrate sales is recorded based upon forward market price of the expected final sales price date. IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) does not consider provisional price adjustments associated with concentrate sales to be revenue from contracts with customers as they arise from changes in market pricing for silver, gold, lead and zinc between the delivery date and settlement date. As such, the provisional price adjustments are accounted for as derivatives and presented separately in Note 19 of these financial statements.

Doré sales are recognized when the Company satisfies its performance obligation and control is transferred to the customer. Final weights and assays are adjusted on final settlement which is approximately one month after delivery.

Page | 15

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(n)    Assets Held for Sale and Discontinued Operations

The Company classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition, and management is committed to a plan to sell. The sale must be expected to qualify for recognition as a completed sale within one year from the date of classification, and it must be unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Assets or disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal, excluding finance costs and income tax expense. If the fair value less costs to sell is lower than the carrying amount, an impairment loss is recognized. Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets, or deferred tax assets, which continue to be measured in accordance with the Company’s other accounting policies. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in profit or loss.

Once classified as held for sale, property, plant and equipment and intangible assets are no longer depreciated or amortized. Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

A discontinued operation is a component of the Company that has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations, or is part of a single coordinated plan to dispose of such a line of business or area of operations. The results of discontinued operations are excluded from continuing operations and are presented as a single amount, net of tax, in the statement of profit or loss.

(o)    Adoption of New Accounting Standards, Interpretation or Amendments

In August 2023, the IASB issued amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates – Lack of Exchangeability, to clarify the accounting for transactions in currencies that lack exchangeability. These amendments provide guidance on determining when a currency is considered exchangeable and how to estimate the spot exchange rate in cases where exchangeability is lacking. The amendments also require additional disclosures when an entity applies the new requirements to estimate a spot exchange rate due to a lack of exchangeability. The Company adopted these amendments effective January 1, 2025. The adoption of the amendments did not have a material impact on the Company's financial statements. The Company has assessed the currencies in the jurisdictions in which it operates and determined that, for the year ended December 31, 2025, no material lack of exchangeability existed that would require the use of an estimated spot rate under the new guidance.

(p)    New Accounting Standards Issued but not yet Effective

In May 2024, the IASB issued amendments to IFRS 7 and IFRS 9, Classification and Measurement of Financial Instruments. These amendments address specific issues related to the derecognition of financial liabilities settled through an electronic payment system and the classification of financial assets with certain contractual cash flow characteristics. In accordance with IFRS, the Company applied the amendments to IFRS 7 and IFRS 9 effective January 1, 2026, on a prospective basis. While the impact of the amendments to IFRS 9 will depend on the method and timing of future settlements, the Company does not currently expect there to be a material impact. The additional disclosures required under the IFRS 7 amendments will be included beginning with the Company’s annual consolidated financial statements for the year ending December 31, 2026.

Page | 16

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

In April 2024, the IASB issued new IFRS 18, Presentation and Disclosure in Financial Statements. These standards, effective for annual periods beginning on or after January 1, 2027, replace IAS 1, Presentation of Financial Statements, and introduce new requirements for the presentation and disclosure of information in financial statements. They aim to improve the consistency and comparability of financial reporting, particularly in the income statement, and introduce new requirements for management-defined performance measures. The standard does not change the recognition or measurement of items in the financial statements.

Key changes anticipated to impact the Company include:

●	Income and expenses will be classified into defined categories, including operating, investing, and financing. Consequently, some income and expense items may move to different sections of the income statement compared to current presentation;
●	The Company will be required to present specific subtotals, including operating profit;
●	New disclosures will be required for subtotals of income and expenses used in public communications to communicate management’s view of performance; and
●	The starting point for the indirect method of reporting cash flows from operating activities will change to operating profit (currently, net income from continuing operations).

The Company is currently assessing the detailed implications of these changes and plans to adopt the standard retrospectively on January 1, 2027. Comparative information will be restated on adoption.

4.   USE OF ESTIMATES, ASSUMPTIONS, AND JUDGEMENTS

The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgements and estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these financial statements for the year ended December 31, 2025, the Company applied the critical estimates, assumptions and judgements as disclosed below.

(a)    Critical Accounting Estimates and Assumptions

Areas where critical accounting estimates and assumptions have the most significant effect on the amounts recognized in the financial statements include:

i.    Mineral Reserves and Resources and the Life of Mine Plan

The Company estimates its mineral reserves and mineral resources in accordance with the requirements of NI 43-101. Estimates of the quantities of the mineral reserves and mineral resources form the basis for the Company’s life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental reclamation provision.

Page | 17

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Significant estimation is involved in determining the reserves and resources included within the Company’s life of mine plans. Changes in forecast prices of commodities, exchange rates, production costs or recovery rates may result in the Company’s life-of-mine plan being revised and such changes could impact depletion rates, asset carrying values and the environmental reclamation provision. As at December 31, 2025, the Company used the following long-term prices for the reserve and resource estimations: gold $2,300/oz, silver $27/oz, lead $2,000/t and zinc $2,700/t.

In addition to the estimates above, estimation is involved in determining the percentage of resources ultimately expected to be converted to reserves and hence included in the Company’s life of mine plans. The Company’s life of mine plans include a portion of inferred resources as the Company believes this provides a better estimate of the expected life of mine for certain types of deposits, in particular for vein type structures. The percentage of inferred resources out of the total tonnage included in the life of mine plans is based on site specific geological, technical, and economic considerations. Estimation of future conversion of resources is inherently uncertain and involves judgement, and actual outcomes may vary from these judgements and estimates and such changes could have a material impact on the financial results. Some of the key assumptions in the estimation process include geological continuity, stationarity in the grades within defined domains, reasonable geotechnical and metallurgical conditions, treatment of outlier (extreme) values, cut-off grade determination and the establishment of geostatistical and search parameters. Revisions to these estimates are accounted for prospectively in the period in which the change in estimate arises.

ii.   Valuation of Mineral Properties and Exploration Properties

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. Where previous impairment has been recorded, the Company analyzes any impairment reversal indicators. An impairment loss is recognized when the carrying value of those assets is not recoverable.

In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sales volumes, metal prices, discount rates, mineral resource and reserve quantities, future operating and capital costs to the end of the mine’s life, and reclamation costs. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

The Company, from time to time, acquires exploration and development properties. When properties are acquired, the Company must determine the fair value attributable to each of the properties. When the Company conducts exploration on a mineral property and the results from the exploration do not support the carrying value, the property is written down to its new fair value which could have a material effect on the consolidated statement of financial position and the consolidated income statement.

iii.  Inventory

Finished goods, work-in-process, heap leach ore, and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in the mill circuits and assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company's earnings and working capital.

Page | 18

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

iv.   Reclamation and Other Closure Provisions

The Company has obligations for reclamation and other closure activities related to its mining properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations.

Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies. As the estimate of the obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of closure provisions.

(b)    Critical Accounting Judgements in Applying the Entity’s Accounting Policies

Judgements that have the most significant effect on the amounts recognized in the Company’s financial statements are as follows:

i.    Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases and losses carried forward. The determination of the ability of the Company to utilize tax loss carryforwards to offset deferred tax liabilities requires management to exercise judgement and make certain assumptions about the future performance of the Company.

Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilization of the losses.

ii.   Assessment of Impairment and Reversal of Impairment Indicators

Management applies significant judgement in assessing whether indicators of impairment or impairment reversal exist for an asset or a group of assets. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used, and indicators of economic performance of the assets.

5.   TRADE AND OTHER RECEIVABLES

	December 31, 2025 $	December 31, 2024 $
Trade receivables from doré and concentrate sales	20,761	26,702
Advances and other receivables	8,248	4,332
Value added tax receivables	45,352	68,950
Trade and other receivables	74,361	99,984

The Company’s trade receivables from concentrate and doré sales are expected to be collected in accordance with the terms of the existing concentrate and doré sales contracts with its customers. No amounts were past due as at December 31, 2025 and 2024.

Page | 19

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

As at December 31, 2025, current VAT receivables include $30.9 million (December 31, 2024 - $22.2 million) for Séguéla; $11.9 million (December 31, 2024 - $20.4 million) for Lindero; $nil (December 31, 2024 - $20.6 million) for Yaramoko; and $nil (December 31, 2024 - $4.3 million) for San Jose. An additional $7.7 million (December 31, 2024 - $28.4 million) of VAT receivable is classified as non-current (refer to Note 9).

The Company has an investment strategy, which includes utilizing certain foreign exchange measures implemented by the Argentine Government, to address its local currency requirements in Argentina. As a result of this strategy, for the year ended December 31, 2025, the Company recorded investment gains of $1.3 million (December 31, 2024 - $9.7 million) from trades in Argentine peso-denominated cross-border securities.

6.   INVENTORIES

	Note	December 31, 2025 $	December 31, 2024 $
Ore stockpiles		109,035	104,998
Materials and supplies		46,032	55,864
Leach pad and gold-in-circuit		31,550	26,673
Doré bars		2,396	547
Concentrate stockpiles		426	299
Total inventories		189,439	188,381
Less: non-current portion	9	(66,754)	(53,885)
Current inventories		122,685	134,496

During the year ended December 31, 2025, the Company expensed $418.9 million of inventories to cost of sales (December 31, 2024 - $405.1 million).

During the year ended December 31, 2025, a $16.7 million recovery (December 31, 2024 - $4.7 million charge) was recognized to adjust low-grade stockpiles at Lindero to net realizable value. This includes a recovery of $5.6 million (December 31, 2024 - $1.6 million charge) related to depletion and depreciation.

7.   OTHER CURRENT ASSETS

	December 31, 2025 $	December 31, 2024 $
Prepaid expenses	6,619	15,936
Investments in equity securities	6,760	63
Income tax receivable	–	4,158
Other	124	276
Other current assets	13,503	20,433

As at December 31, 2025, prepaid expenses include $2.5 million (December 31, 2024 - $8.6 million) related to deposits and advances to contractors.

On June 11, 2025, the Company acquired 15,037,593 common shares of Awalé Resources Limited, a mineral exploration company in Côte d’Ivoire, for $6.1 million. As at December 31, 2025, the fair value of this investment was $6.7 million, and is included in investments in equity securities. The fair value recognized was determined based on quoted prices in active markets, a Level 1 fair value measurement, with changes in fair value recorded in other comprehensive income.

Page | 20

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

8.   MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

	Mineral properties - depletable $	Mineral properties - non-depletable $	Construction in progress $	Property, plant & equipment $	Total $
COST
Balance as at December 31, 2024	1,619,651	269,345	73,892	1,017,240	2,980,128
Additions	81,365	52,355	45,048	39,266	218,034
Changes in closure and reclamation provision	2,668	–	–	(469)	2,199
Disposals and write-offs	–	(5,038)	(375)	(6,908)	(12,321)
Sale of discontinued operations (1)	(549,210)	(15,953)	(55)	(258,682)	(823,900)
Transfers	116,136	(116,368)	(86,230)	86,462	–
Balance as at December 31, 2025	1,270,610	184,341	32,280	876,909	2,364,140

ACCUMULATED DEPLETION AND IMPAIRMENT
Balance as at December 31, 2024	901,599	–	49	539,293	1,440,941
Disposals and write-offs	–	–	–	(6,115)	(6,115)
Sale of discontinued operations (1)	(507,347)	–	(49)	(245,781)	(753,177)
Reversal of impairment (Note 32)	(22,369)	–	–	(30,376)	(52,745)
Depletion and depreciation	130,039	–	–	86,521	216,560
Transfers	(931)	–	–	931	–
Balance as at December 31, 2025	500,991	–	–	344,473	845,464
Net book value as at December 31, 2025	769,619	184,341	32,280	532,436	1,518,676
(1)	Represents the net book value of mineral properties and property, plant and equipment of Cuzcatlan and the Sanu Entities that were sold during the second quarter of 2025. Refer to Note 25 for details.

As at December 31, 2025, non-depletable mineral properties include $111.9 million of exploration and evaluation assets (December 31, 2024 - $97.8 million).

As at December 31, 2025, property, plant and equipment include right-of-use assets with a net book value of $75.9 million (December 31, 2024 - $66.3 million). Related depletion and depreciation for the year ended December 31, 2025, was $18.3 million (December 31, 2024 - $15.5 million).

Page | 21

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Mineral properties - depletable $	Mineral properties - non-depletable $	Construction in progress $	Property, plant & equipment $	Total $
COST
Balance as at December 31, 2023	1,544,820	240,970	44,218	941,528	2,771,536
Additions	82,553	29,165	74,018	42,030	227,766
Changes in closure and reclamation provision	2,890	–	–	(45)	2,845
Disposals and write-offs (1)	–	(14,485)	–	(7,534)	(22,019)
Transfers (2)	(10,612)	13,695	(44,344)	41,261	–
Balance as at December 31, 2024	1,619,651	269,345	73,892	1,017,240	2,980,128

ACCUMULATED DEPLETION AND IMPAIRMENT
Balance as at December 31, 2023	724,468	–	49	472,807	1,197,324
Disposals and write-offs	–	–	–	(6,737)	(6,737)
Depletion and depreciation	177,131	–	–	73,223	250,354
Balance as at December 31, 2024	901,599	–	49	539,293	1,440,941
Net book value as at December 31, 2024	718,052	269,345	73,843	477,947	1,539,187

(1)	In July 2021, the Company completed the acquisition of Roxgold including its Boussoura exploration property in Burkina Faso. However, in December 2024, the Company confirmed that substantive expenditure on further exploration and evaluation of mineral resources at the Boussoura site is neither budgeted nor planned. As such, no future value is expected from the Boussoura property. Therefore, the carrying amount of the exploration and evaluation asset exceeded its recoverable amount and the Company recorded a write-off of the exploration property of $14.5 million. The Company reversed its deferred tax liability of $1.6 million related to exploration and evaluation assets after recording a write-off.
(2)	In December 2024, the Company concluded a comprehensive review of its capitalized exploration costs associated with mineral properties. This review involved an analysis of drilling meters, exploration costs incurred to date, and an assessment of the likelihood of each prospect becoming part of the Company's mineral reserves. As a result of this review, certain prospects previously classified as depletable at the Séguéla mine were reclassified as non-depletable mineral properties, resulting in a net transfer of $13.7 million from depletable to non-depletable mineral properties. This reclassification reflects the updated assessment of the long-term economic viability and recoverability of mineral resources associated with these prospects and represents a true-up between depletable and non-depletable categories.

9.   OTHER NON-CURRENT ASSETS

	Note	December 31, 2025 $	December 31, 2024 $
Ore stockpiles	6	66,754	53,885
Value added tax receivables		7,665	28,374
Income tax receivable		–	1,152
Unamortized transaction costs		949	1,390
Other		2,063	5,303
Total other non-current assets		77,431	90,104

As at December 31, 2025, ore stockpiles include $60.0 million (December 31, 2024 - $49.0 million) at the Lindero mine and $6.8 million (December 31, 2024 - $4.9 million) at the Séguéla mine.

As at December 31, 2025, non-current VAT receivables include $7.7 million (December 31, 2024 - $nil) for Séguéla; $nil (December 31, 2024 - $25.9 million) for Yaramoko; and $nil (December 31, 2024 - $2.5 million) for San Jose.

Page | 22

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

10.   TRADE AND OTHER PAYABLES

	Note	December 31, 2025 $	December 31, 2024 $
Trade accounts payable		77,927	91,180
Payroll and related payables		27,790	30,345
Mining royalty payable		14,317	4,433
Other payables		7,856	15,565
Share units payable	16(a)(b)(c)	25,471	10,119
Total trade and other payables		153,361	151,642

As at December 31, 2025, other payables include $nil (December 31, 2024 - $6.6 million) of severance provisions for the anticipated closure of the San Jose mine.

11.   RELATED PARTY TRANSACTIONS

During the year ended December 31, 2025 and 2024, the Company was charged for consulting services by Mario Szotlender, a director of the Company.

On March 28, 2025, the Company reached an agreement to sell its 100% interest in Cuzcatlan to JRC Ingeniería y Construcción S.A.C. (“JRC”). The transaction subsequently closed on April 11, 2025 (refer to Note 25 for details). Luis D. Ganoza, the Company’s Chief Financial Officer, is an independent, non-shareholding director of JRC and disclosed this relationship to the Company’s Board of Directors.

In addition to the related party transactions and balances disclosed elsewhere in these financial statements, the Company paid the following amounts to key management personnel during the year ended December 31, 2025 and 2024:

	Years ended December 31,
	2025 $	2024 $
Salaries and benefits	7,843	8,557
Directors' fees	971	851
Consulting fees	64	66
Share-based payments	20,769	7,747
	29,647	17,221

Page | 23

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

12.   LEASE OBLIGATIONS

The Company’s lease obligations are primarily related to embedded leases in mining services and onsite power generation equipment contracts. A maturity analysis of the Company's lease obligations from its leased equipment contracts as at December 31, 2025 and 2024 were as follows:

	Minimum lease payments
	December 31, 2025 $	December 31, 2024 $
Less than one year	27,715	24,849
Between one and five years	53,222	50,868
More than five years	13,658	6,618
	94,595	82,335
Less: future finance charges	(17,709)	(14,358)
Present value of lease obligations	76,886	67,977
Less: current portion	(21,199)	(19,761)
Non-current portion	55,687	48,216

13.   DEBT

The following table summarizes the changes in debt:

	2024 Convertible Notes $	2019 Convertible Debentures $	Credit Facility $	Total $
Balance as at December 31, 2023	–	43,901	162,946	206,847
Proceeds from 2024 Convertible Notes	172,500	–	–	172,500
Drawdown	–	–	68,000	68,000
Transaction costs	(6,488)	–	–	(6,488)
Portion allocated to equity	(45,999)	–	–	(45,999)
Convertible debt conversions	–	(35,383)	–	(35,383)
Transaction costs allocated to equity	1,730	–	–	1,730
Amortization of discount and transaction costs	4,288	1,131	2,054	7,473
Extinguishment of debt	–	146	–	146
Payments	–	(9,795)	(233,000)	(242,795)
Balance as at December 31, 2024	126,031	–	–	126,031
Amortization of discount and transaction costs	8,379	–	–	8,379
Balance as at December 31, 2025	134,410	–	–	134,410
Non-current portion	134,410	–	–	134,410

(a) 2024 Convertible Notes

In June 2024, the Company issued $172.5 million aggregate principal amount of unsecured convertible senior notes (the “2024 Convertible Notes”) pursuant to an indenture (the “Indenture”), between the Company and Computershare Trust Company, N.A., as trustee, dated June 10, 2024. The 2024 Convertible Notes mature on June 30, 2029, and bear interest at 3.75% per annum, payable semi-annually in arrears on June 30 and December 31 of each year.

Page | 24

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The 2024 Convertible Notes are convertible at the holder’s option into common shares of the Company at any time prior to maturity at a fixed conversion rate of 151.722 common shares per $1,000 principal amount, representing an initial conversion price of approximately $6.591 per share, subject to certain anti-dilution adjustments.

Prior to July 5, 2027, the Company may not redeem the notes except in the event of certain changes in Canadian tax law. On or after July 5, 2027, the Company may redeem all or part of the notes for cash if the Company’s share price exceeds 130% of the conversion price for a specified period. The redemption price is 100% of the principal amount plus accrued interest.

In the event of a "fundamental change" (defined as a change in control, significant merger/asset sale, or liquidation), the Company is required to offer to purchase the outstanding notes at 100% of the principal amount plus accrued interest.

The 2024 Convertible Notes are accounted for as a compound financial instrument. The liability component is accreted to the face value over the term to maturity using the effective interest method with an effective interest rate of 12.1%. The residual equity component, representing the conversion option, remains classified in equity.

There are no financial covenants associated with the 2024 Convertible Notes; however, the Company is required to confirm on an annual basis that it has complied with its obligations under the Indenture for the previous fiscal year. The Company has provided the Trustee with a certificate of compliance for the year ended December 31, 2025.

(b)2019 Convertible Debentures

In June 2024, the Company completed the early redemption of all issued and outstanding 4.65% senior subordinated unsecured convertible debentures (the “2019 Convertible Debentures”).

On the redemption date of the 2019 Convertible Debentures on July 10, 2024, an aggregate principal amount of $9.8 million was redeemed in cash. The remaining principal amount of $35.9 million was converted into 7,184,000 common shares of the Company at a conversion price of $5.00 per common share. In addition, accrued interest of $0.4 million was paid in cash.

(c)Credit Facilities

Effective October 31, 2024, the Company entered into a fifth amended and restated credit agreement (the “Amended Credit Facility”), with a syndicate of banks led by Scotiabank, Bank of Montreal, ING Capital LLC and National Bank of Canada. The Amended Credit Facility consists of a $150.0 million revolving credit facility and an uncommitted accordion option of up to $75.0 million. The facility has a four-year term, maturing in October 2028, with interest accruing at the applicable US base rate and the adjusted term SOFR rate, with margins between 1.25% and 2.25% for the base rate and 2.25% and 3.25% for SOFR.

The Company has pledged significant assets, including those of its principal operating subsidiaries, as collateral for this facility.

Page | 25

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The Amended Credit Facility is subject to certain conditions and covenants customary for a facility of this nature. The Company is required to comply with certain financial covenants which include among others: maintaining an interest coverage ratio (maintain an interest ratio coverage calculated on a rolling four fiscal quarter basis) of not less than 4.00:1.00; a Net Total Debt (as defined in the facility) to EBITDA ratio (calculated on a rolling four fiscal quarters basis) of not more than 4.00:1.00; and a Net Senior Secured Debt (as defined in the facility) to EBITDA ratio (calculated on a rolling four fiscal quarters basis) of not more than 2.25:1.00. As at December 31, 2025, the Company was in compliance with all covenants under the Amended Credit Facility and the Credit Facility remained undrawn.

14.   OTHER NON-CURRENT LIABILITIES

	Note	December 31, 2025 $	December 31, 2024 $
Restricted share units	16(b)	8,283	3,944
Other		–	146
Total other non-current liabilities		8,283	4,090

15.   CLOSURE AND RECLAMATION PROVISIONS

The following table summarizes the changes in closure and reclamation provisions:

	Caylloma $	Lindero $	Séguéla $	San Jose(1) $	Yaramoko(1) $	Total $
Balance as at December 31, 2024	15,356	15,470	15,110	14,677	14,724	75,337
Changes in estimate (2)	(1,033)	1,747	1,860	460	(375)	2,659
Reclamation expenditures	(452)	–	–	(143)	–	(595)
Accretion	797	760	642	341	156	2,696
Effect of changes in foreign exchange rates	–	–	–	(35)	–	(35)
Disposals	–	–	–	(15,300)	(14,505)	(29,805)
Balance as at December 31, 2025	14,668	17,977	17,612	–	–	50,257
Less: current portion	–	–	–	–	–	–
Non-current portion	14,668	17,977	17,612	–	–	50,257
(1)	Represents the closure and reclamation provisions of Cuzcatlan and Sanu, which were sold during the second quarter of 2025. Refer to Note 25 for details.
(2)	The change in estimate for the San Jose mine of $0.5 million was included in net income from discontinued operations, net of tax in the Company's consolidated statements of income for year ended December 31, 2025.

	Caylloma $	Lindero $	Séguéla $	San Jose $	Yaramoko $	Total $
Balance as at December 31, 2023	15,950	14,485	10,777	10,358	14,233	65,803
Changes in estimate (1)	(1,259)	349	3,883	7,231	(128)	10,076
Reclamation expenditures	(259)	–	–	(2,035)	–	(2,294)
Accretion	924	636	450	922	619	3,551
Effect of changes in foreign exchange rates	–	–	–	(1,799)	–	(1,799)
Balance as at December 31, 2024	15,356	15,470	15,110	14,677	14,724	75,337
Less: current portion	(86)	–	–	(4,424)	–	(4,510)
Non-current portion	15,270	15,470	15,110	10,253	14,724	70,827
(1)	The change in estimate for the San Jose mine of $7.2 million was included in net income from discontinued operations, net of tax in the Company's consolidated statements of income for the year ended December 31, 2024.

Page | 26

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The following table summarizes certain key inputs used in determining the present value of reclamation costs related to mine and development sites:

	Caylloma $	Lindero $	Séguéla $	Total $
Undiscounted uninflated estimated cash flows	19,951	18,084	19,451	57,486
Discount rate	5.53%	4.79%	3.94%
Inflation rate	3.00%	2.79%	2.39%

The Company is expecting to incur progressive reclamation costs throughout the life of its mines.

16.   SHARE-BASED PAYMENTS

During the year ended December 31, 2025, the Company recognized share-based payments of $31.3 million, (December 31, 2024 - $11.4 million) related to the amortization of deferred, restricted and performance share units.

(a)	Deferred Share Units

	Cash Settled
	Number of DSUs	Fair Value $
Outstanding, December 31, 2023	1,048,500	4,043
Granted	135,316	438
Changes in fair value	–	595
Outstanding, December 31, 2024	1,183,816	5,076
Granted	83,992	387
Changes in fair value	–	6,978
Outstanding, December 31, 2025	1,267,808	12,441

(b)	Restricted Share Units

	Cash Settled
	Number of RSUs	Fair Value $
Outstanding, December 31, 2023	2,668,197	5,216
Granted	1,956,611	–
Units paid out in cash	(896,413)	(3,160)
Forfeited or cancelled	(179,402)	(332)
Changes in fair value and vesting	–	7,263
Outstanding, December 31, 2024	3,548,993	8,987
Granted	1,354,613	–
Units paid out in cash	(1,401,895)	(7,448)
Forfeited or cancelled	(172,296)	(391)
Changes in fair value and vesting	–	20,165
Outstanding, December 31, 2025	3,329,415	21,313
Less: current portion		(13,030)
Non-current portion		8,283

RSUs granted during the year ended December 31, 2025, had a weighted average fair value of C$6.62 per unit at the date of the grant (December 31, 2024 - C$4.36).

Page | 27

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(c)    Performance Share Units

Equity Settled
Number of PSUs
Outstanding, December 31, 2023	1,840,012
Granted	1,038,383
Vested and paid out in shares	(823,433)
Outstanding, December 31, 2024	2,054,962
Granted	743,709
Vested and paid out in shares	(802,164)
Outstanding, December 31, 2025	1,996,507

PSUs granted during the year ended December 31, 2025, had a weighted average fair value of C$6.62 per unit at the date of the grant (December 31, 2024 - C$4.36).

During the year ended December 31, 2025, PSUs vested and were settled in shares. Based on agreed performance outcomes, a weighted average multiplier of 118% (December 31, 2024 - 72%) was applied, resulting in the issuance of 948,697 (December 31, 2024 - 589,574) common shares upon vesting.

(d)    Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at December 31, 2025, a total of 2,950,529 stock options are available for issuance under the plan. As at December 31, 2025, no stock options were outstanding (December 31, 2024 - none).

17.   SHARE CAPITAL

Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issue.

On April 30, 2025, the Company announced that the TSX had approved the renewal of the Company’s normal course Issuer bid program (“NCIB”) to purchase up to 15,347,999 common shares, being 5% of its outstanding common shares as at April 28, 2025. Under the NCIB, purchases of common shares may be made through the facilities of the TSX, the NYSE and/or alternative Canadian trading systems. The share repurchase program started on May 2, 2025 and will end on the earlier of May 1, 2026; the date the Company acquires the maximum number of common shares allowable under the NCIB; or the date the Company otherwise decides not to make any further repurchases under the NCIB.

During the year ended December 31, 2025, the Company acquired 2,116,207 common shares (December 31, 2024 - 7,433,015) at an average cost of $7.67 per share (December 31, 2024 - $4.59), excluding brokerage fees, for a total cost of $16.2 million (December 31, 2024 - $34.1 million); and cancelled 1,916,900 common shares (December 31, 2024 - 7,433,015). As at December 31, 2025, the Company held 199,307 repurchased shares pending cancellation. These common shares were cancelled in January 2026 and are recorded as a reduction in share capital as at December 31, 2025.

Page | 28

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

18.   EARNINGS PER SHARE

	Years ended December 31,
	2025 $	2024 $
Basic:
Net income from continuing operations attributable to Fortuna shareholders	269,714	84,493
Net income attributable to Fortuna shareholders	287,469	128,735

Weighted average number of shares (000's)	306,862	308,885
Earnings per share from continuing operations - basic	0.88	0.27
Earnings per share - basic	0.94	0.42

	Years ended December 31,
	2025 $	2024 $
Diluted:
Net income from continuing operations attributable to Fortuna shareholders	269,714	84,493
Add: finance costs on convertible debt, net of tax (1)	14,847	–
Diluted net income from continuing operations for the period	284,561	84,493
Net income attributable to Fortuna shareholders	287,469	128,735
Add: finance costs on convertible debt, net of tax (1)	14,847	–
Diluted net income for the period	302,316	128,735

Weighted average number of shares (000's)	306,862	308,885
Incremental shares from dilutive potential shares	28,034	1,862
Weighted average diluted number of shares (000's)	334,896	310,747
Earnings per share from continuing operations - diluted	0.85	0.27
Earnings per share - diluted	0.90	0.41
(1)	For the year ended December 31, 2025, finance costs on convertible debt are net of tax of $nil.

The incremental shares from dilutive potential shares primarily consist of share units and, for the year ended December 31, 2025, potential common shares issuable on conversion of the 2024 Convertible Notes. For the year ended December 31, 2025, an aggregate of nil potential common shares (December 31, 2024 - 26,172,045) issuable on conversion of the 2024 Convertible Notes were excluded from the diluted earnings per share calculation as their effect would have been anti-dilutive.

Page | 29

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

19.   SALES

The Company’s geographical analysis of revenue from contracts with customers attributed to the location of the products produced, is as follows:

	Year ended December 31, 2025
	Argentina $	Côte d'Ivoire $	Peru $	Total $
Gold doré	294,197	525,778	–	819,975
Silver-lead concentrates	–	–	81,318	81,318
Zinc concentrates	–	–	42,249	42,249
Provisional pricing adjustments	–	–	3,517	3,517
Sales to external customers	294,197	525,778	127,084	947,059

	Year ended December 31, 2024
	Argentina $	Côte d'Ivoire $	Peru $	Total $
Gold doré	231,911	330,415	–	562,326
Silver-lead concentrates	–	–	64,344	64,344
Zinc concentrates	–	–	49,489	49,489
Provisional pricing adjustments	–	–	1,084	1,084
Sales to external customers	231,911	330,415	114,917	677,243

The following table presents the Company’s revenue by customer for the years ended December 31, 2025 and 2024:

	Years ended December 31,
	2025 $	2024 $
Customer 1	525,778	330,415
Customer 2	294,197	231,911
Customer 3	127,084	114,917
	947,059	677,243

Page | 30

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

20.   COST OF SALES

	Years ended December 31,
	2025 $	2024 $
Direct mining and processing costs	191,533	177,279
Depletion and depreciation	189,765	172,382
Salaries and benefits	63,192	61,320
Royalties and other taxes	49,282	25,331
Workers' participation	2,773	2,640
Inventory net realizable value adjustments and other	(16,384)	4,930
Cost of sales	480,161	443,882

For the year ended December 31, 2025, depletion and depreciation includes $15.4 million of depreciation related to right-of-use assets (December 31, 2024 - $11.3 million).

On January 7, 2025, the Director General of Taxes in Côte d’Ivoire issued a communiqué announcing that the Fiscal Annex 2025 would become effective on January 10, 2025. The Fiscal Annex includes an increase of 2% in ad valorem tax rates applicable to mining operations. This change applies to gold revenue generated from the Company’s Séguéla mine and is reflected in royalties and other taxes for the year ended December 31, 2025.

21.   GENERAL AND ADMINISTRATION

	Years ended December 31,
	2025 $	2024 $
General and administration	31,382	31,644
Salaries, wages and benefits	34,494	24,414
Workers' participation	544	587
	66,420	56,645
Share-based payments	31,320	11,442
General and administration	97,740	68,087

Page | 31

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

22.   OTHER EXPENSES

	Years ended December 31,
	2025 $	2024 $
Loss on disposal of property, plant, and equipment	879	298
Other (income) expenses	(189)	1,272
	690	1,570

23.   INTEREST AND FINANCE COSTS, NET

	Years ended December 31,
	2025 $	2024 $
Interest income	14,547	3,685
Credit facilities and other interest	(2,684)	(8,505)
2024 Convertible Notes interest	(6,469)	(3,616)
Amortization of discount and transaction costs	(8,901)	(7,555)
Bank stand-by and commitment fees	(944)	(1,050)
Accretion expense	(2,199)	(2,010)
Accretion of lease liabilities	(5,628)	(3,911)
2019 Convertible Debentures interest	–	(1,167)
	(12,278)	(24,129)

Page | 32

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

24.   INCOME TAX

(a)	Reconciliation of Effective Tax Rate

Income tax expense differs from the amount that would be computed by applying the applicable Canadian statutory income tax rate to income before income taxes. The significant reasons for the differences are as follows:

	Years ended December 31,
	2025 $	2024 $
Net income before tax	400,175	141,734
Statutory tax rate	27.0%	27.0%
Anticipated income tax expense at statutory rates	108,047	38,268
Deductible expenditures	(6,598)	(8,584)
Differences between Canadian and foreign tax rates	24,386	14,633
Changes in estimate	125	9,189
Inflation adjustment	(30,563)	(67,575)
Impact of foreign exchange	2,482	32,860
Change in deferred tax assets not recognized	(34,919)	16,070
Mining taxes	6,052	5,316
Withholding taxes	41,901	9,293
Other items	485	1,946
Total income tax expense	111,398	51,416

Total income tax represented by:
Current income tax expense	125,095	76,957
Deferred tax recovery	(13,697)	(25,541)
	111,398	51,416

(b)	Tax Amounts Recognized in Profit or Loss

	Years ended December 31,
	2025 $	2024 $
Current tax expense
Current taxes on profit for the year	128,135	71,427
Changes in estimates related to prior years	(3,040)	5,530
	125,095	76,957

Deferred tax expense
Origination and reversal of temporary differences and foreign exchange rate	(16,862)	(29,200)
Changes in estimates related to prior years	3,165	3,659
	(13,697)	(25,541)

Total tax expense	111,398	51,416

Page | 33

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(c)	Deferred Tax Balances

The significant components of the recognized deferred tax assets and liabilities are:

	December 31, 2025 $	December 31, 2024 $
Deferred tax assets
Reclamation and closure cost obligation	12,394	12,377
Carried forward tax loss	12,368	11,479
Equipment and buildings	14,620	–
Accounts payable and accrued liabilities	2,888	25,282
Deductibility of resource taxes	250	182
Lease obligations	15,599	7,664
Other	527	–
Total deferred tax assets	58,646	56,984

Deferred tax liabilities
Mineral properties	(138,007)	(159,319)
Mining and foreign withholding taxes	(16,873)	(243)
Equipment and buildings	–	(15,938)
2024 Convertible Notes	(9,321)	(11,371)
Inflation	–	(196)
Inventory and other	(14,755)	(14,183)
Total deferred tax liabilities	(178,956)	(201,250)

Net deferred tax liabilities	(120,310)	(144,266)

Classification:
Deferred tax assets	–	–
Deferred tax liabilities	(120,310)	(144,266)
Net deferred tax liabilities	(120,310)	(144,266)

The Company's movement of net deferred tax liabilities is described below:

	2025 $	2024 $
At January 1	144,266	159,855
Deferred income tax recovery through income statement	(13,697)	(26,165)
Deferred income tax (recovery) expense through equity	(10,259)	10,576
At December 31	120,310	144,266

Page | 34

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(d)	Unrecognized Deferred Tax Assets and Liabilities

The Company recognizes tax benefits on losses or other deductible amounts where it is more likely than not that the deferred tax asset will be realized. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31, 2025 $	December 31, 2024 $
Unrecognized deductible temporary differences and unused tax losses
Non-capital losses	164,040	174,195
Provisions	27,574	13,676
Share issue costs	202	–
Mineral properties, plant and equipment	1,922	238,795
Lease obligation	248	–
Derivative liabilities	–	25,808
Capital losses	72,717	5,236
Investments in equity securities and associates	755	1,049
Unrecognized deductible temporary differences	267,458	458,759

As at December 31, 2025, the Company has temporary differences associated with investments in subsidiaries for which an income tax liability has not been recognized as the Company can control the timing of the reversal of the temporary differences and the Company plans to reinvest in its foreign subsidiaries. The temporary differences associated with investments in subsidiaries consist of the following amounts:

	December 31, 2025 $	December 31, 2024 $
Côte d’Ivoire	194,384	–
Peru	75,736	88,361
Argentina	54,119	–
Mexico	–	14,942

(e)	Tax Loss Carry Forwards

Tax losses have the following expiry dates:

	Year of expiry	December 31, 2025 $	Year of expiry	December 31, 2024 $
Canada	2026 - 2045	206,070	2025 - 2044	200,452
Mexico	2026 - 2035	–	2025 - 2034	22,997

In addition, as at December 31, 2025, the Company has accumulated Canadian resource related expenses of $7.9 million (December 31, 2024 - $7.5 million) for which the deferred tax benefit has not been recognized.

Page | 35

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(f)	International Tax Reform – Pillar Two Model Rules

On June 30, 2024, the Global Minimum Tax Act (“GMTA”) received royal assent, introducing the Pillar Two global minimum tax regime in Canada. The GMTA is based on the Organisation for Economic Co-operation and Development’s (“OECD”) Pillar Two Global Anti-Base Erosion (“GloBE”) model rules. The legislation includes the income inclusion rule and a qualified domestic minimum top-up tax, and contains a placeholder for the undertaxed profits rule.

The Pillar Two regime applies to multinational enterprise groups with consolidated revenues of at least EUR 750 million in at least two of the four fiscal years immediately preceding a given fiscal year. As the Company met this threshold as at December 31, 2023 and 2024, the Pillar Two legislation became applicable to the Company effective January 1, 2025.

In accordance with the mandatory exception under IAS 12, the Company has applied the temporary exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

For the year ended December 31, 2025, the Company has performed an assessment of its potential exposure to Pillar Two income taxes. Based on this assessment, the Company has determined that it qualifies for the transitional safe harbour relief in all jurisdictions in which it operates. Consequently, no Pillar Two current tax expense or liability has been recognized in the consolidated financial statements for the year ended December 31, 2025.

Page | 36

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

25.   DISCONTINUED OPERATIONS

On April 11, 2025, the Company completed the sale of its 100% interest in Cuzcatlan, which owns and operates the San Jose Mine in Oaxaca, Mexico.

On May 12, 2025, the Company completed the sale of its interests in the Sanu Entities to Soleil Resources International Ltd. (“Soleil”) and ceased all operations in Burkina Faso.

Results of Discontinued Operation – Cuzcatlan

The following table presents the results of Cuzcatlan for the years ended December 31, 2025 and 2024:

	Years ended December 31,
	2025 $	2024 $
Sales	168	106,447
Cost of sales	287	102,492
Mine operating (loss) income	(119)	3,955

General and administration	638	6,213
Foreign exchange loss (gain)	190	(1,135)
Other expenses	2,202	8,790
Operating loss	(3,149)	(9,913)

Interest and finance costs, net	(325)	(1,058)
Loss before income taxes	(3,474)	(10,971)

Income taxes	(1)	(741)
Net loss from operating activities, net of tax	(3,473)	(10,230)

Gain on sale of discontinued operation	7,646	–
Income (loss) from discontinued operation, net of tax	4,173	(10,230)

Income (loss) per share from discontinued operation attributable to Fortuna shareholders
Basic	0.01	(0.03)
Diluted	0.01	(0.03)

Page | 37

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Results of Discontinued Operation – Sanu Entities

The following table presents the results of the Sanu Entities for the years ended December 31, 2025 and 2024:

	Years ended December 31,
	2025 $	2024 $
Sales	128,059	278,347
Cost of sales	82,393	172,056
Mine operating income	45,666	106,291

General and administration	1,380	1,785
Foreign exchange (gain) loss	(4,254)	5,990
Other expenses	3,217	16,704
Operating income	45,323	81,812

Interest and finance costs, net	44	(366)
Income before income taxes	45,367	81,446

Income taxes	10,140	19,628
Net income from operating activities, net of tax	35,227	61,818

Loss on sale of discontinued operation	(11,360)	–
Tax expense on sale of discontinued operation	(4,052)	–
Release of OCI on sale of discontinued operation	(1,701)	–
Income from discontinued operation, net of tax	18,114	61,818

Income from discontinued operation, net of tax attributable to:
Fortuna shareholders	13,581	54,472
Non-controlling interest	4,533	7,346
	18,114	61,818

Income per share from discontinued operation attributable to Fortuna shareholders
Basic	0.04	0.18
Diluted	0.04	0.18

Page | 38

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Effect of disposal – as at April 11 and May 12, 2025, for Cuzcatlan and the Sanu Entities, respectively

	Cuzcatlan $	Sanu Entities $
Net assets sold	6,136	102,112

Cash consideration received	13,586	68,844
Other consideration received	196	11,658
Total consideration received	13,782	80,502

Non-controlling interests removed with disposal	–	10,250
Gain (loss) on sale of discontinued operations	7,646	(11,360)

	Cuzcatlan $	Sanu Entities $
Cash consideration received	13,586	68,844
Cash and cash equivalents disposed of	(1,817)	(7,384)
Net cash inflows on disposal	11,769	61,460

The cash consideration for the sale of the Sanu Entities included an initial payment of $70.0 million, subject to customary post-closing working capital and net cash adjustments. During the year ended December 31, 2025, these adjustments were finalized, resulting in a $1.2 million payment from the Company to a disposed subsidiary. No further adjustments are outstanding.

The sale agreement initially entitled the Company to receive future cash payments associated with up to $53.6 million of outstanding VAT receivables. This non-cash consideration in the form of a right was initially classified as a financial asset measured at fair value through profit or loss of $11.7 million. During the third quarter of 2025, the Company and Soleil renegotiated this arrangement, and the Company received a definitive cash payment of $15.0 million in exchange for relinquishing all rights to the VAT receivables and recognized a $3.3 million gain on revaluation of the financial asset to $15.0 million in other expenses on the Company’s statements of income. As at December 31, 2025, the Company collected the full amount from Soleil and presented it within other investing activities in the Company’s statements of cash flows.

Page | 39

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Cash Flows of Discontinued Operations

The following table summarizes the cash flows attributable to Cuzcatlan and the Sanu Entities:

	Years ended December 31,
	2025 $	2024 $
Cuzcatlan	(11,200)	4,503
Sanu Entities	23,184	125,478
Net cash provided by operating activities	11,984	129,981

Cuzcatlan	11,738	(6,000)
Sanu Entities	59,942	(34,835)
Cash (used in) provided by investing activities	71,680	(40,835)

Cuzcatlan	(22)	(846)
Sanu Entities	(12,857)	(4,788)
Cash used in financing activities	(12,879)	(5,634)
Net cash flows from discontinued operations	70,785	83,512

26.   SEGMENTED INFORMATION

The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer, as chief operating decision maker, considers the business from a geographic perspective when considering the performance of the Company’s business units.

The following summary describes the operations of each reportable segment:

●	Mansfield – operates the Lindero gold mine
●	Sango – operates the Séguéla gold mine
●	Bateas – operates the Caylloma silver, lead, and zinc mine
●	Corporate – corporate stewardship and projects outside other segments

Discontinued operations:

●	Cuzcatlan – operates the San Jose silver-gold mine
●	Sanu – operates the Yaramoko gold mine

Page | 40

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Year ended December 31, 2025
	Mansfield $	Sango $	Bateas $	Corporate $	Total $
Revenues from external customers	294,197	525,778	127,084	–	947,059
Cost of sales before depreciation and depletion	(85,349)	(149,019)	(56,028)	–	(290,396)
Depreciation and depletion in cost of sales	(51,726)	(120,817)	(17,222)	–	(189,765)
General and administration	(10,745)	(15,074)	(8,533)	(63,388)	(97,740)
Reversal of impairment of mineral properties, plant and equipment	52,745	–	–	–	52,745
Other (expenses) income	(13,964)	1,382	(315)	(615)	(13,512)
Finance items	3,242	(4,068)	(1,093)	(6,297)	(8,216)
Segment income (loss) before taxes	188,400	238,182	43,893	(70,300)	400,175
Income tax expense	(7,250)	(81,538)	(14,665)	(7,945)	(111,398)
Segment income (loss) after taxes from continuing operations	181,150	156,644	29,228	(78,245)	288,777

	Year ended December 31, 2024
	Mansfield $	Sango $	Bateas $	Corporate $	Total $
Revenues from external customers	231,911	330,415	114,917	–	677,243
Cost of sales before depreciation and depletion	(109,675)	(103,991)	(57,834)	–	(271,500)
Depreciation and depletion in cost of sales	(50,114)	(107,072)	(15,196)	–	(172,382)
General and administration	(12,163)	(10,865)	(5,809)	(39,250)	(68,087)
Other (expenses) income	(4,634)	(6,004)	25	1,486	(9,127)
Finance items	7,246	(3,264)	(430)	(17,965)	(14,413)
Segment income (loss) before taxes	62,571	99,219	35,673	(55,729)	141,734
Income tax (expense) recovery	(5,779)	(33,426)	(13,102)	891	(51,416)
Segment income (loss) after taxes from continuing operations	56,792	65,793	22,571	(54,838)	90,318

As at December 31, 2025	Mansfield $	Sango $	Bateas $	Corporate $	Cuzcatlan $	Sanu $	Total $
Total assets	649,052	1,011,605	162,163	537,821	–	–	2,360,641
Total liabilities	66,829	293,762	56,364	208,368	–	–	625,323
Capital expenditures (1)	64,073	99,849	22,535	31,036	89	452	218,034
(1)	Capital expenditures are on an accrual basis for the year ended December 31, 2025.

As at December 31, 2024	Mansfield $	Sango $	Bateas $	Corporate $	Cuzcatlan $	Sanu $	Total $
Total assets	554,396	939,303	153,586	230,380	59,098	178,769	2,115,532
Total liabilities	48,597	278,899	56,625	163,046	33,774	68,518	649,459
Capital expenditures (1)	69,636	80,580	23,323	15,173	6,653	32,401	227,766

(1)	Capital expenditures are on an accrual basis for the year ended December 31, 2024.

Page | 41

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

27.   FAIR VALUE MEASUREMENTS

(a)	Financial Assets and Financial Liabilities by Category

The carrying amounts of the Company’s financial assets and financial liabilities by category are as follows:

As at December 31, 2025	Fair value through OCI $	Fair value through profit or loss $	Amortized cost $	Total $
Financial assets
Cash and cash equivalents	–	–	553,985	553,985
Trade receivables concentrate sales	–	15,279	–	15,279
Trade receivables doré sales	–	–	5,482	5,482
Investments in equity securities	6,760	–	–	6,760
Other receivables	–	–	8,248	8,248
Total financial assets	6,760	15,279	567,715	589,754

Financial liabilities
Trade payables	–	–	(77,927)	(77,927)
Payroll payable	–	–	(27,790)	(27,790)
Share units payable	–	(33,754)	–	(33,754)
2024 Convertible Notes	–	–	(134,410)	(134,410)
Other payables	–	–	(97,300)	(97,300)
Total financial liabilities	–	(33,754)	(337,427)	(371,181)

As at December 31, 2024	Fair value through OCI $	Fair value through profit or loss $	Amortized cost $	Total $
Financial assets
Cash and cash equivalents	–	–	231,328	231,328
Trade receivables concentrate sales	–	18,920	–	18,920
Trade receivables doré sales	–	–	7,782	7,782
Investments in equity securities	119	–	–	119
Other receivables	–	–	4,332	4,332
Total financial assets	119	18,920	243,442	262,481

Financial liabilities
Trade payables	–	–	(91,180)	(91,180)
Payroll payable	–	–	(30,345)	(30,345)
Share units payable	–	(14,063)	–	(14,063)
2024 Convertible Notes	–	–	(126,031)	(126,031)
Other payables	–	–	(84,383)	(84,383)
Total financial liabilities	–	(14,063)	(331,939)	(346,002)

Page | 42

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(b)	Fair Values of Financial Assets and Financial Liabilities

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Trade receivables – Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of a quotational period. These are marked to market at each reporting date based on the forward price corresponding to the expected settlement date.

Investments in equity securities – Investments in equity securities are recorded at fair value based on the quoted market price at the end of each reporting period with changes in fair value through other comprehensive loss.

Share units payable – The fair value is calculated using quoted market value of the Company’s common shares.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company categorizes the fair value estimates by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1 – Observable inputs such as quoted prices for identical assets in active markets;

Level 2 – Inputs, other than the quoted prices for identical assets in active markets, that are observable either directly or indirectly; and

Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

During the years ended December 31, 2025 and 2024, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The fair values of the Company’s financial assets and financial liabilities that are measured at fair value, including their levels in the fair value hierarchy are as follows:

As at December 31, 2025	Level 1 $	Level 2 $	Level 3 $	Total $
Trade receivables concentrate sales	–	15,279	–	15,279
Investments in equity securities	6,760	–	–	6,760
Share units payable	–	(33,754)	–	(33,754)

As at December 31, 2024	Level 1 $	Level 2 $	Level 3 $	Total $
Trade receivables concentrate sales	–	18,920	–	18,920
Investments in equity securities	119	–	–	119
Share units payable	–	(14,063)	–	(14,063)

Page | 43

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(c)	Financial Assets and Financial Liabilities Not Already Measured at Fair Value

The estimated fair values by the Level 2 fair value hierarchy of the Company’s financial liabilities that are not accounted for at a fair value as compared to the carrying amount were as follows:

	December 31, 2025		December 31, 2024
	Carrying amount $	Fair value $	Carrying amount $	Fair value $
2024 Convertible Notes (1)	(134,410)	(293,681)	(126,031)	(177,330)

(1)	The carrying amounts of the 2024 Convertible Notes represents the liability components (Note 13), while the fair value represents the liability and equity components. The fair value of the 2024 Convertible Notes is based on the quoted prices in markets that are not active for the underlying securities.

28.   MANAGEMENT OF FINANCIAL RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

The Company is exposed to certain financial risks, including credit risk, liquidity risk, currency risk, metal price risk, and interest rate risk.

(a)	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. All of the Company’s trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company’s cash and cash equivalents and short-term investments are held through large financial institutions.

These investments mature at various dates within three months.

The Company’s maximum exposure to credit risk as at December 31, 2025 and 2024 is as follows:

	December 31, 2025 $	December 31, 2024 $
Cash and cash equivalents	553,985	231,328
Trade and other receivables	74,361	99,984
Income tax receivable	–	5,310
Other non-current receivables	8,939	33,209
	637,285	369,831

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company limits its exposure to counterparty credit risk on cash and term deposits by only dealing with financial institutions with high credit ratings and through the Company’s investment policy of purchasing only instruments with a high credit rating. Materially all of the Company’s concentrates are sold to large, well-known concentrate buyers.

Page | 44

Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continually monitoring forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support its normal operating requirements and its development plans. The Company aims to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, and its committed and anticipated liabilities.

The Company had $704.0 million of liquidity comprised of cash and cash equivalents and undrawn credit facilities as at December 31, 2025. The Company believes that it has sufficient liquidity to meet the Company’s minimum obligations for at least the next 12 months from December 31, 2025.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cashflows. A rigorous reporting, planning and budgeting process is in place to help facilitate forecasting funding requirements, to support operations on an ongoing basis and expansion plans, if any.

As at December 31, 2025, the Company expects the following maturities of its liabilities and lease obligations, excluding payments relating to interest:

	Expected payments due by year as at December 31, 2025
	Less than			After
	1 year $	1 - 3 years $	4 - 5 years $	5 years $	Total $
Trade and other payables	153,361	–	–	–	153,361
Debt	–	–	172,500	–	172,500
Closure and reclamation provisions	–	1,023	13,023	43,440	57,486
Income taxes payable	81,816	–	–	–	81,816
Lease obligations	27,715	42,178	11,044	13,658	94,595
Other liabilities	–	8,283	–	–	8,283
	262,892	51,484	196,567	57,098	568,041

	Expected payments due by year as at December 31, 2024
	Less than			After
	1 year $	1 - 3 years $	4 - 5 years $	5 years $	Total $
Trade and other payables	151,642	–	–	–	151,642
Debt	–	–	172,500	–	172,500
Closure and reclamation provisions	4,783	28,287	11,833	38,735	83,638
Income taxes payable	80,116	–	–	–	80,116
Lease obligations	24,849	45,949	4,919	6,618	82,335
Other liabilities	–	4,090	–	–	4,090
	261,390	78,326	189,252	45,353	574,321

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Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(c)	Currency Risk

The Company is exposed to fluctuations in foreign exchange rates as a portion of the Company’s expenses are incurred in Canadian dollars, Peruvian soles, Argentine pesos, Mexican pesos, West Africa CFA francs, Australian dollars, and Euros. A significant change in the foreign exchange rates between the US dollar relative to the other currencies could have a material effect on the Company’s profit or loss, financial position, or cash flows.

As at December 31, 2025 and 2024, the Company was exposed to currency risk through the following assets and liabilities denominated in foreign currencies. The tables below present amounts in thousands of their respective currencies:

	December 31, 2025
	Canadian dollars	Peruvian soles	Mexican pesos	Argentine pesos	West African CFA francs	Australian dollars	Euros
Cash and cash equivalents	917	3,752	1,040	2,622,313	72,289,589	61	27
Marketable securities	9,265	–	–	–	–	–	–
Restricted cash	–	–	–	–	440,016	–	–
Trade and VAT receivables	114	5,214	15,692	24,101,955	23,048,844	9	2,806
Trade and other payables	(47,709)	(45,412)	(6,962)	(13,199,079)	(29,869,979)	(1,199)	(2,134)
Provisions, current	–	(1,445)	–	(2,989,052)	–	–	–
Income tax payable	–	(11,868)	–	–	(43,676,343)	–	–
Other liabilities	(313)	–	–	–	–	–	–
Provisions, non-current	–	(15,160)	–	–	–	–	–
Total foreign currency exposure	(37,726)	(64,919)	9,770	10,536,137	22,232,127	(1,129)	699
US$ equivalent of foreign currency exposure	(27,525)	(19,275)	544	7,241	39,785	(756)	821

	December 31, 2024
	Canadian dollars	Peruvian soles	Mexican pesos	Argentine pesos	West African CFA francs	Australian dollars	Euros
Cash and cash equivalents	867	5,953	30,105	123,751	18,192,160	154	2,921
Marketable securities	171	–	–	–	–	–	–
Restricted cash	–	–	–	–	293,333	–	–
Trade and VAT receivables	231	5,032	77,069	18,844,945	27,131,817	7	–
Income tax receivable	–	12,828	84,050	–	–	–	–
VAT - long-term receivable	–	–	54,835	–	16,237,957	–	–
Trade and other payables	(19,928)	(27,092)	(261,987)	(9,840,575)	(51,995,741)	(2,546)	(6,981)
Provisions, current	–	(4,280)	(89,798)	(2,306,537)	–	–	–
Income tax payable	–	–	(5,424)	–	(1,274,831)	–	–
Provisions, non-current	–	(8,511)	(161,721)	–	–	–	–
Total foreign currency exposure	(18,659)	(16,070)	(272,871)	6,821,584	8,584,695	(2,385)	(4,060)
US$ equivalent of foreign currency exposure	(12,968)	(4,263)	(13,463)	6,607	13,682	(1,483)	(4,225)

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Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Sensitivity as to change in foreign currency exchange rates on the Company’s foreign currency exposure as at December 31, 2025 is provided below:

		Effect on foreign
		denominated
Currency	Change %	items $
Mexican pesos	+/- 10	49
Peruvian soles	+/- 10	1,752
Argentine pesos	+/- 10	658
Canadian dollars	+/- 10	2,502
West African CFA francs	+/- 10	3,617
Australian dollars	+/- 10	69
Euros	+/- 10	75

(d)	Metal Price Risk

The Company is exposed to metal price risk with respect to the sales of lead and zinc concentrates. The following table summarizes the effect on provisionally priced sales and accounts receivables of a 10% change in metal prices from the prices used at December 31, 2025:

Metal	Change %	Effect on Sales $
Lead	+/- 10	836
Zinc	+/- 10	541

During the year ended December 31, 2025, the Company recognized positive sales adjustments of $3.5 million (December 31, 2024 - negative $1.1 million) as a result of changes in metal prices on the final settlement or during the quotational period.

(e)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Currently, the Company’s interest rate exposure mainly relates to interest earned on its cash, cash equivalent, and short-term investment balances, and interest paid on its SOFR-based debt.

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Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(f)	Capital Management

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets.

As at December 31, 2025, the strict capital controls previously in place in Argentina, which required prior Central Bank authorization for the payment of cash dividends and restricted the free flow of foreign currency, have been substantially eased. Effective April 14, 2025, the Central Bank of the Argentine Republic (“BCRA”) established a new framework for access to the Official Foreign Exchange Market (“MULC”). Under this new regulation, legal entities are permitted to access the MULC to pay dividends and profits to non-resident shareholders without prior Central Bank approval, provided that such distributions arise from retained earnings generated in fiscal years beginning on or after January 1, 2025. Furthermore, the "Social Solidarity and Productive Reactivation" legislation and subsequent emergency decrees that previously extended capital controls through December 31, 2025, have been largely superseded by Law No. 27,742 ("Ley Bases") and associated deregulation decrees, which aim to normalize cross-border financial flows and promote foreign investment stability.

The Company’s capital requirement is effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company’s capital structure consists of equity comprising of share capital, reserves and retained earnings as well as debt facilities, equipment financing obligations less cash, cash equivalents and short-term investments.

	December 31, 2025 $	December 31, 2024 $
Equity	1,677,034	1,403,865
Debt	134,410	126,031
Lease obligations	76,886	67,977
Less: cash and cash equivalents and short-term investments	(553,985)	(231,328)
	1,334,345	1,366,545

Other than complying with the debt covenants under the Company’s Amended Credit Facility, the Company is not subject to any externally imposed capital requirements. As at December 31, 2025 and 2024, the Company was in compliance with its debt covenants.

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Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

29.   SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the years ended December 31, 2025 and 2024 are as follows:

	Years ended December 31,
	2025 $	2024 $
Trade and other receivables	(10,002)	(32,610)
Prepaid expenses	1,642	1,541
Inventories	(11,584)	(24,458)
Trade and other payables	19,929	(1,508)
Total changes in working capital	(15)	(57,035)

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes for the periods as set out below are as follows:

	2024 Convertible Notes $	2019 Convertible Debentures $	Credit Facility $	Lease obligations $
As at December 31, 2023	–	43,901	162,946	57,401
Additions	172,500	–	68,000	27,038
Terminations	–	–	–	(75)
Conversion of debenture	–	(35,383)	–	–
Accretion	4,288	1,131	2,054	3,905
Payments	–	(9,795)	(233,000)	(15,773)
Transaction costs	(6,488)	–	–	–
Equity component	(44,269)	–	–	–
Extinguishment of debt	–	146	–	–
Effect from discontinued operations	–	–	–	(4,518)
Foreign exchange	–	–	–	(1)
As at December 31, 2024	126,031	–	–	67,977
Additions	–	–	–	31,110
Terminations	–	–	–	(197)
Accretion	8,379	–	–	5,660
Payments	–	–	–	(24,374)
Effect from discontinued operations	–	–	–	(3,811)
Foreign exchange	–	–	–	521
As at December 31, 2025	134,410	–	–	76,886

The significant non-cash financing and investing transactions during the years ended December 31, 2025 and 2024 are as follows:

	Years ended December 31,
	2025 $	2024 $
Mineral properties, plant and equipment changes in closure and reclamation provision	(2,199)	(2,845)
Additions to right-of-use assets	31,110	27,038
Share units allocated to share capital upon settlement	3,294	3,078

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Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

30.  NON-CONTROLLING INTERESTS

As at December 31, 2025, the non-controlling interests (“NCI”) of the State of Côte d’Ivoire, which represents a 10% interest in Sango, totaled $58.3 million. The income attributable to the NCI for the year ended December 31, 2025, totaling $19.1 million, is based on net income for Séguéla.

On March 14, 2025, the Company agreed to increase the State of Burkina Faso’s equity interest in Sanu from 10% to 15% in response to provisions of the 2024 Mining Code, and on May 12, 2025, issued shares for an additional 5% equity interest, with a carrying value of $7.3 million, to the State of Burkina Faso. On April 16, 2025, Sanu paid a dividend to the State of Burkina Faso of $11.5 million based on a 15% ownership interest, consistent with the agreement reached on March 14, 2025. On May 12, 2025, immediately prior to the sale of the Sanu Entities, the NCI of the State of Burkina Faso totaled $10.3 million. The income attributable to the NCI for the year ended December 31, 2025, totaling $4.5 million is based on net income for Yaramoko.

Summarized statement of financial position
Séguéla
As at December 31, 2025	$
Non-controlling interests percentage	10%
Current assets	166,933
Non-current assets	425,977
Current liabilities	(159,426)
Non-current liabilities	(144,459)
Net assets	289,025

Non-controlling interests	58,284

Summarized income statement
Séguéla
For the year ended December 31, 2025	$
Revenue	525,777
Net income and comprehensive income	244,705

Summarized cash flows
Séguéla
For the year ended December 31, 2025	$
Cash flows provided by operating activities	309,210
Cash flows used in investing activities	(80,961)
Cash flows used in financing activities	(146,241)

31.   CONTINGENCIES AND CAPITAL COMMITMENTS

(a)    Caylloma Letter of Guarantee

The Caylloma mine closure plan, as amended, that was in effect in September 2024, includes total undiscounted closure costs of $18.2 million, which consisted of progressive closure activities of $2.4 million, final closure activities of $13.5 million, and post closure activities of $2.3 million pursuant to the terms of the Mine Closing Law of Peru.

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Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Under the terms of the current Mine Closing Law, the Company is required to provide the Peruvian Government with a guarantee in respect of the Caylloma mine closure plan as it relates to final closure activities and post-closure activities and related taxes. As at December 31, 2025, the Company provided a bank letter guarantee of $15.2 million to the Peruvian Government in respect of such closure costs and taxes. In January 2026, the Company updated its bank letter guarantee to $17.6 million.

(b)    Other Commitments

Argentina

As at December 31, 2025, the Company had capital commitments of $6.3 million, for civil work, equipment purchases and other services at the Lindero mine, which are expected to be expended within one year.

Côte d’Ivoire

The Company entered into an agreement with a service provider at the Séguéla mine wherein if the Company terminates the agreement prior to the end of its term, in November 2026, the Company would be required to make an early termination payment, which is reduced monthly over 48 months. If the Company had terminated the agreement on December 31, 2025, and elected not to purchase the service provider’s equipment, it would have been subject to an early termination payment of $11.2 million. If the Company elected to purchase the service provider’s equipment, the early termination amount would be adjusted to exclude equipment depreciation and demobilization of equipment, and only include a portion of the monthly management fee and demobilization of personnel.

Additional early termination payments may apply under certain other service agreements, amounting to a cumulative fee of $3.8 million as at December 31, 2025.

In addition, as at December 31, 2025, the Company had outstanding bank guarantees totaling $3.7 million, primarily securing obligations related to environmental rehabilitation, supplier contracts, and disputed tax assessments.

(d)    Tax Contingencies

The Company is, from time to time, involved in various tax assessments arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. The Company has recognized tax provisions with respect to current assessments received from the tax authorities in the various jurisdictions in which the Company operates, and from any uncertain tax positions identified. For those amounts recognized related to current tax assessments received, the provision is based on management's best estimate of the outcome of those assessments, based on the validity of the issues in the assessment, management's support for their position, and the expectation with respect to any negotiations to settle the assessment. Management re-evaluates the outstanding tax assessments regularly to update their estimates related to the outcome for those assessments taking into account the criteria above.

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Fortuna Mining Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(e)    Other Contingencies

The Company is subject to various investigations and other claims; and legal, labour, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavourably for the Company. Certain conditions may exist as of the date these financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

32.   REVERSAL OF IMPAIRMENT CHARGE

During the year ended December 31, 2025, an increase in the Company’s estimates of future metal prices was identified as an indicator of impairment reversal for the Lindero mine.

The recoverable amount of the Lindero CGU was determined based on the discounted cash flows expected to be derived from the Company’s mining properties, which is a Level 3 fair value estimate. The projected cash flows are significantly affected by changes in assumptions related to long-term metal prices, changes in the amounts of recoverable mineral reserves and mineral resources, production cost estimates, and the discount rate. The Company has estimated the recoverable amount of the Lindero mine based on its fair value less cost of disposal and determined that recoverable amount is greater than the carrying amount and as a result recorded an impairment reversal of $52.7 million. The reversal was limited to the carrying value that would have been determined, net of any applicable depreciation, had no impairment charge been recognized previously, and represents the full reversal of the impairment charge previously recorded in 2022.

Key assumptions used to determine the recoverable amount include long-term gold price of $2,750 per ounce (2024 - a range of $2,150 to $2,250) and a discount rate of 8.2% (2024 - a range of 7% to 8%).

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